CHATMETER –RESELLER AGREEMENT

This Reseller Agreement (the "Agreement") is made and entered into as of Business Warrior Corporation (the "Effective Date") by and between Chatmeter, Inc., having a place of business at 225 Broadway, Suite 1700, San Diego, California 92101 ("Chatmeter") and Business Warrior Corporation having a place of business at 3808 E. Monterosa, Phoenix AZ 85018 ("Reseller"). Chatmeter and Reseller are individually referred to herein as a "Party" and collectively as the "Parties."

OBJECTIVE

Subject to the terms and conditions of this Agreement, the Parties wish to enter into a reseller agreement that will allow Reseller to utilize and distribute the Chatmeter Service (defined below) for the Term specified below (the foregoing shall be the "Purpose" of this Agreement).

AGREEMENT

1. **DEFINITIONS.** As used in this Agreement:

1.1 **"API"** means the application programming interface provided by Chatmeter for the Chatmeter Service and any modified, updated, or enhanced versions of such interface that Chatmeter may provide or make accessible to Reseller as part of Maintenance and Support (defined below)

1.2 **"Affiliate"** means, with respect to a Party, any person or entity that controls, is controlled by, or is under common control with such Party, where "control" means ownership of fifty percent (50%) or more of the outstanding voting securities (but only as long as such person or entity meets these requirements).

1.3 **"Chatmeter Service"** means the online marketing and reputation management licenses and service provided by Chatmeter to Reseller and its customers and/or End Users as detailed in Exhibits A through C.

1.4 **"Confidential Information"** is defined in Section 7.

1.5 **"Disclosing Party"** is defined in Section 7.

1.6 **"End User"** means a person, company or other legal entity licensed by any Reseller customer to use the Application for his, her, or its own purpose and not for distribution to or use on behalf of others.

1.7 **"Reseller Customers"** means any current and potential customers and/or End Users of Reseller and Reseller's services.

1.8 **"Taxes"** is defined in Section 4.2.

2. **RESELLER's RESPONSIBILITIES.**

2.1 **Operations.** Reseller will use commercially reasonable efforts to initiate the deployment of the Chatmeter Service as soon as possible. Reseller will be responsible for overall system integration and project management for implementation of the Chatmeter Service for each Reseller Customer. Reseller will be responsible for all End-User support to their customers, either technical or otherwise.

2.2 **Marketing.** Reseller will be responsible for the Marketing of the Chatmeter Service to its current and prospective customers. The Chatmeter Service will be included in both direct and indirect sales and marketing campaigns. Reseller's sales representatives will market the Chatmeter Service directly to Reseller's current and prospective customers.

2.3 **Customer Billing.** Reseller will market and sell the Chatmeter Service to its customers based on its own accord. They will also be responsible for the billing and collection from their own customers and will not hold Chatmeter accountable for any uncollected amounts.

3. **CHATMETER'S RESPONSIBILITIES.**

3.1 **Operations.** Subject to Reseller's payment of all fees referenced in 4.1 Chatmeter will provide and host the Chatmeter Service as described in Exhibit A on behalf of Reseller and Reseller Customers

3.2 **Customization.** Subject to Reseller's payment of all fees referenced 4.1, Chatmeter will customize the Chatmeter Service based on the requests made by Reseller as outlined in Exhibit B. For any platform or features not supported by or planned to be supported by Chatmeter, at Reseller's request and payment of the required development fees (to be negotiated), Chatmeter may perform the development work necessary to support the requested platform or custom features.

3.3 **Maintenance and Support.** Subject to Reseller's payment of all fees referenced in 4.1, Chatmeter will provide first level support as defined In the Chatmeter Support Plan documentation for the Chatmeter Service to Reseller.

3.4 **Service Availability.** Chatmeter will use commercially reasonable efforts to make the Chatmeter Service available to Reseller, Reseller Customers, and their End Users 24/7, with the exception of scheduled downtime and any other factors beyond Chatmeter's reasonable control. Chatmeter will provide Reseller at least 72 hours advance notice of the scheduled downtime via an email message to an address designated by Reseller along with a method of procedure and any impact proposed during the maintenance window.

4. **FEES AND PAYMENT.**

4.1 **Payment.** Reseller's is responsible for payments for the Chatmeter Service fees as outlined in Exhibit C. The Reseller is required to choose an automatic payment method using ACH or credit card. The amount charged will be based on the expected Chatmeter Service for the upcoming billing period in addition to any prorated charges that may have occurred during the previous billing period for the Chatmeter Service used. Reseller will be responsible for full payment of all fees generated during the Term, regardless of payments made by its customers. Any uncollected amounts from the Reseller's customers (if applicable) are the Reseller's responsibility.

4.2 **Tax.** The fees referenced in Exhibit B and C exclude all applicable sales, use, and other taxes. Reseller will be responsible for, and will indemnify and hold Chatmeter harmless from, payment of any and all taxes (other than taxes based on Chatmeter's net income), fees, duties, and other governmental changes, including but not limited to sales, value-added or other similar taxes, and any related penalties and interests, arising from the payment of any fees under this Agreement (collectively **"Taxes"**).

4.3 **Late Payment.** Any amount due but not paid by the due date which is not the subject of a good faith dispute will be deemed late and will accrue late charges at a rate equal to the lesser of one and one-half percent (1.5%) per month or the maximum rate permitted by law from the due date until paid.

5. **WARRANTIES.**

5.1 **Mutual Warranties.** Each Party represents and warrants that:

5.1.1 it has full right, power, and authority to enter into this Agreement, to perform its obligations and duties under this Agreement, and to grant the licenses granted by it in this Agreement; and

5.1.2 its execution, delivery, and performance of this Agreement does not and will not conflict with, violate, or result in a breach of any other agreement, judgment, order, stipulation, or decree by which such Party is bound.

5.2 **Warranty Disclaimer.** CHATMETER DOES NOT WARRANT THAT THE LICENSED MATERIALS AND CHATMETER SERVICE WILL BE ERROR-FREE, WILL OPERATE WITHOUT INTERRUPTION, WILL PERFORM IN THE MANNER INTENDED BY RESELLER OR RESELLER CUSTOMERS, OR WILL MEET THE REQUIREMENTS OF RESELLER OR RESELLER CUSTOMERS.

6. **TERM AND TERMINATION OF AGREEMENT.**

6.1 **Term.** This Agreement will commence on the Effective Date and will be in full force and effect for a period of 14 (fourteen) months. The Agreement will automatically renew at the end of this period for one (1) year and subsequently upon each anniversary date, unless either Party

gives written notice of its intent not to renew the Agreement at least ninety days (90) days prior to that Term's anniversary date.

6.2 **Effect Upon Termination.** Upon termination of this Agreement for any reason, any amounts owed to Chatmeter under this Agreement before such termination will be immediately due and payable, all rights granted in this Agreement will immediately cease to exist. If Reseller breaches, and fails to cure such breach within sixty (60) days after receiving written notice thereof, Chatmeter may terminate this Agreement and revoke all rights granted to Reseller, including the right to sell and market the Chatmeter Service to Reseller Customers and End Users, in which case, Reseller must discontinue all use of marketing materials and/or any marketing of the Chatmeter Service either directly or indirectly within 48 hours of the effective date of such termination. Chatmeter will continue to support Reseller customers and end users with the services agreed to herein for a period of ninety (90) days after termination of this Agreement to aid Reseller's transition as applicable to alternate data providers (the "Tail Services"). During the Tail Services period, Reseller shall pay Chatmeter on an hourly basis, at a rate of $125 per hour, for any hours incurred by Chatmeter in excess of forty (40) hours to compensate Chatmeter for the services provided.

7. **CONFIDENTIALITY.**

7.1 **Confidential Information.** Each party agrees that all business, technical and financial information it obtains from the other party is the confidential property of the disclosing party ("Proprietary Information" of the "Disclosing party"). Except as expressly allowed herein, the receiving party will hold in confidence and not use or disclose any Proprietary Information of the Disclosing party. The receiving party shall not be obligated under this Section 7 with respect to information the receiving party can document: (i) is or has become readily publicly available without restriction through no fault of the receiving party or its employees or agents; (ii) is received without restriction from a third party lawfully in possession of such information; (iii) was rightfully in the possession of the receiving party without restriction prior to its disclosure by the other party; or (iv) was independently developed by employees or consultants of the receiving party without access to such Proprietary Information.

7.2 Proprietary Information shall mean all Product and Services developed, contemplated, patented, copyrighted that are owned by each party exclusively and shall not be attempted to be replicated or reproduced. As a part of parties Product and/or Service portfolio independent of this Agreement or under this Agreement, whether created prior to or after the Effective Date, including any of the parties-developed or licensed software, drawings, technical information, code, documentation, reports, notes, work papers, review sheets, business processes, methods, or other material. For the avoidance of doubt, Parties Proprietary Information includes, but is not limited to, all software Product available via Parties or Parties' affiliate web sites and any and all ancillary software, features, and functionality of the Product and Services, which has been developed by Parties or as a part of the Parties product portfolio independent of this Agreement which may or

may not be licensed to end users. All Parties individually owned and created Proprietary Information, Products, and Services (including those licensed by end users) remain the sole and exclusive property of each of the respective parties and/or its affiliates. This Agreement does not grant to either Party any right to patents, copyrights, trade secrets, trademarks (whether registered or unregistered) or any other rights, franchises or licenses in respect to the Products or Services of the other Party.

8. **INDEMNIFICATION.**

Reseller agrees to defend, indemnify and hold harmless Chatmeter, its subsidiaries, Affiliates, successors and assigns, and each of their officers, directors, agents, contractors, subcontractors and employees, against and from any and all Losses to the extent arising out of any third-party claims in connection with Reseller's breach of any representation, warranty, or obligation hereunder

9. **LIMITATION OF LIABILITY.** IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY UNDER CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL THEORY FOR (I) ANY SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR RELATED TO THE SUBJECT MATTER OF THIS AGREEMENT OR (II) ANY COST OF PROCUREMENT OF SUBSTITUTE GOODS OR SERVICES. TOTAL, AGGREGATE LIABILITY TO EACH PARTY FOR ALL CLAIMS ARISING UNDER OR RELATING TO THIS AGREEMENT IS LIMITED TO THE NET AMOUNT EXCHANGED BETWEEN THE PARTIES IN THE LAST SIX MONTH PRIOR TO ANY CLAIM AND NO GREATER THAN THE NET AMOUNT EXCHANGED IN THE LATEST 6 MONTH PERIOD.

10. **GENERAL.**

10.1 **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the State of California, without reference to its conflict of laws principles or any other principles that would result in the application of a different body of law. Should Reseller commence any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement, or the transactions contemplated hereby, such action may be brought only in a court of competent jurisdiction in the County of San Diego or the United States District Court for the Southern District of California.

10.2 **Publicity and User of Logos, Marks, and Names.** Chatmeter has the option to issue a Press Release upon approval by the Reseller. In addition, Chatmeter has the option to use the Reseller's logo, marks, and name on the Chatmeter.com website and other promotional materials upon approval from Reseller. Chatmeter will follow any guidelines if supplied to them prior to the use of such materials.

10.3 **Partner Terms and Conditions.** Reseller will abide by all the terms and conditions of Chatmeter's content provider partnerships.

10.4 **Independent Contractors.** It is expressly agreed that the Parties shall be and are independent contractors and that the relationship between the Parties shall not constitute a partnership, joint venture or agency of any kind. Neither Party shall have the authority to make any statements,

representations or commitments of any kind, or to take any action, that is binding on the other Party, without the prior written consent of the other Party.

If to Chatmeter, to:

Chatmeter
225 Broadway, Suite 1700
San Diego, California 92101
Attention: Collin Holmes

If to Reseller, to:

Reseller, Inc.
Business Warrior Corporation
3808 E. Monterosa
Phoenix AZ 5018
Attention: Jonathan Brooks

10.5 **Entire Agreement.** This Agreement (including the Exhibits hereto) sets forth all of the agreements and understandings between the Parties with respect to the subject matter hereof, and supersedes and terminates all prior agreements and understandings between the Parties with respect to the subject matter hereof. Except as expressly set forth in this Agreement, no subsequent amendment, modification or addition to this Agreement shall be binding upon the Parties hereto unless reduced to writing and signed by the respective authorized officers of the Parties. Any additional or different terms provided in any purchase order issued by Reseller regarding the Licensed Materials, Chatmeter Service, or any service will not become part of this Agreement and will not be binding upon Chatmeter.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

CHATMETER, INC.

DocuSigned by:
By: Collin Holmes

Name: Collin Holmes

Title: CEO

RESELLER, INC.

DocuSigned by:
By: Jonathan Brooks

Name: Jonathan Brooks

Title: COO

EXHIBIT A

LICENSED SOFTWARE

Chatmeter™ Location HQ (LHQ) - A proprietary software and service, developed using online proprietary methods for collecting, organizing and presenting online data for local businesses. Location HQ is an online service where customers can receive marketing analytics and services via an online dashboard with custom alerts and reporting. The following features are also included in Location HQ. Additional features may be added to the platform and are subject to additional charges based upon Chatmeter's discretion.

FEATURE	INCLUDED
Map View of Full Portfolio Reputation Color Coding	✓
Reviews, Responses, Ratings, & Historical	✓
Store Comparison for Ratings/Reviews vs Top 5 Competitors	✓
LBV Score: Custom Configurable Scoring	✓
Geo-Tagged Image Monitoring with Notes, Email, Sharing	✓
Listing Summary, Duplicate Detection, Missing Listing Report	✓
Rank Tracking for both Web Search and Map Search	✓
Online Dashboard hosted by Chatmeter	✓
Access to associated feature API's	✓

Chatmeter™ Listing Management Service (CLM):

Chatmeter will enhance your business listings and submit to local search engines, IYPS, and review sites.

Local Listings Management with Chatmeter provides accurate Customer data with enhanced listings where available to achieve greater prominence. Should any inaccuracies be caused by Chatmeter where there is no fault on the part of Customer, Chatmeter will correct such inaccuracies at no additional charge to Customer. Chatmeter will continue to update changes monthly throughout the Term across Chatmeter's network of syndication partners.

Once updates* have been provided by Customer, initial changes will generally appear within a reasonable period of time for most sites. However, the actual timing is dependent upon each channel's capabilities to update. The list of actual sites is subject to change based on the capabilities of that site.

*Customer must provide login access for Google and Facebook (Yelp LLM not included in this package). Chatmeter needs to be assigned business manager access on Facebook and GMB (GMB real-time reviews dependent on Chatmeter primary access permission).

Chatmeter™ Tier 1 Listings Management (T1LM):

The Tier 1 Listings Management service focuses the Chatmeter offering with updating listings on Google, Bing, Facebook, and Apple Maps. For Tier 1 listing management, Chatmeter utilizes a direct API submission to update your listings within the Chatmeter dashboard. Should any inaccuracies be caused by Chatmeter where there is no fault on the part of customer, Chatmeter will correct such inaccuracies at no additional charge to Customer.

Social Publishing (available in platform only)

Chatmeter will provide a social publishing tool that allows for single and multi-location posts to social channels (currently Facebook and Twitter and Google: including Q&A).

FEATURE	INCLUDED
Facebook, Twitter, Google (Q&A), Instagram Commenting	✓
Listen and Respond to Social Chatter	✓
"Like" Posts Directly from Location HQ	✓
Assign Tasks for Social Posts (Workflow)	✓
Publish Content to Facebook, Twitter, and Google Q&A	✓
Approve Social Posts	✓
Access to a Content Library	✓
Manage Calendar for Future Posts	✓

Access to Social Publishing can be activated and deactivated for each user role from the user permissions panel.

CHANNEL CONFLICTS AND BUSINESS MODEL

Both parties acknowledge that due to the business model certain competitive or channel conflicts may arise. It is the intent of this Agreement that both parties perform a reasonable best effort of communication regarding such events. If such a conflict in prospective reseller customers arise, both parties agree to resolve in a manner agreeable consent by either party.

EXHIBIT B

This Exhibit C (Service Level Addendum) ("**SLA**") is subject to and made a part of the attached Agreement and shall apply to the Services.

1. **Availability.** Chatmeter shall make the Covered Services available 99.9% of the time, except as provided below. Availability will be calculated per calendar quarter, as follows:

$$\left[\left(\frac{total - nonexcluded - excluded}{total - excluded}\right) * 100\right] \geq 99.9\%$$

Where:

- *total* means the total number of minutes in the calendar quarter.
- *nonexcluded* means downtime that is not *excluded*; and
- *excluded* means:
  - Any planned downtime of which Chatmeter gives 24 or more hours' notice in accordance with the Agreement. Chatmeter will use commercially reasonable efforts to schedule all planned downtime during the hours from 6:00 p.m. Friday to 3:00 a.m. Monday, U.S. Pacific Time.
  - Any unavailability caused by circumstances beyond Chatmeter's reasonable control, including, for example, an act of God, act of government, flood, fire, earthquake, civil unrest, act of terror, strike or other labor problem (other than one involving Chatmeter employees), or Internet service provider failure or delay, Non-Chatmeter Application, or denial of service attack, in each case, provided that Chatmeter has taken reasonable steps to mitigate against the effects of such event.

2. **Remedies.** Should Chatmeter fail to make the Services available as set forth in Section 1 above in a calendar quarter, Customer may continue to use the Services but receive a refund for two hours Services subscription fees for each active subscription on the affected Services instance in that quarter, for each full or partial hour of Services unavailability below the percentage specified in Section 1 above. Should Chatmeter fail to make the Services available as set forth in Section 1 above in two consecutive calendar quarters, Customer may, in lieu of receiving the above-described refund for the second quarter, terminate its subscriptions to the Services by providing notice of termination in accordance with Section 3 below, in which case Chatmeter will refund to Customer any prepaid fees for the remainder of the Services subscription term(s) following the date of termination.

3. **Reporting, Claims and Notices.** To claim a remedy under this SLA, Customer shall send Chatmeter a notice, via email addressed to [email], containing the following details:

   - Downtime information with dates and time periods for each instance of downtime during the relevant period
   - An explanation of the claim, including any relevant calculations.

   Should Chatmeter dispute any period of unavailability alleged by Customer, Chatmeter will provide to Customer a record of Covered Services availability for the applicable period. Chatmeter will provide such records only in response to claims made by Customer in good faith.

This SLA identifies the Level Two Support services provided to Reseller for the Chatmeter Product and Services.

1. Level One Support
   a. Is the sole responsibility of the Reseller (or Customer)

2. Included Support
   a. Chatmeter to perform the following
      i. Backup and Recovery
      ii. Troubleshooting and bug-fixes
      iii. Installation of patches, service-packs, and new releases
      iv. Product enhancements and upgrades to products listed in this executed agreement
      v. Transactional troubleshooting and data repair resulting from errant software

3. Regularly Scheduled Maintenance – Chatmeter shall provide bug fixes, corrections, modifications, enhancements, upgrades and new releases ("Maintenance Releases") to the Products and Services to ensure (a) the functionality of the Products and Services as described in an applicable Product Exhibit; (b) the functionality of the Products and Services in accordance with the representations and warranties contained in the Agreement; and (c) the Products and Services continue to work with the Supported Versions described above. Email notifications are sent to Reseller for all Maintenance Releases; provided that for non-emergency Maintenance Releases, Chatmeter shall provide no less than fifteen (15) days notice to Reseller for standard Maintenance Releases and for emergency Maintenance Releases, Company shall provide as much prior notice as is commercially practicable to Client.

4.

Server Backups	Type of Backup	Frequency
Production System	Incremental	Daily
Production System	Full	Monthly

5. Support and Escalation Contact List
   a. Reseller General Support
      i. 9am-5pm ET, M-F, excluding federal and Company holidays
         1. Slack channel
         2. Phone: Chatmeter to provide
         3. Email: Chatmeter to provide

6. Incident and Resolution Management - all incidents should be reported to Chatmeter Support to insure proper recording and tracking. Chatmeter commits to the service Resolution Management as defined in the table below.

Incident Severity	Acknowledgment, Workaround and Resolution Management
• Severity 4 - a specific feature does not behave as intended whereby an End User is inconvenienced but can continue business as normal. (Example: User interface defects; all defects not covered by Severity 1–3	• Support Level: General Support • Acknowledgment: 2 bus days • Resolution: Next Release

• Severity 3 - ability to perform a job function may be impacted or inconvenienced, but can continue business as normal operations. (Example: An End User cannot update their business listing)	• Support Level: General Support • Acknowledgment: 1 bus day • Resolution: Next Release
• Severity 2 - ability to perform mission critical function is in jeopardy or unavailable but a workaround is or can be established within a reasonable time. (Example: An End User can post on Twitter but not Twitter and Facebook simultaneously) • All Severity 2 items must be reported via email ticket and telephone call.	• Support Level: Emergency Support • Acknowledgment: 12 bus hours • Workaround: 1 bus day • Resolution: 7 bus days
• Severity 1- ability to perform mission critical functions are in jeopardy or unavailable – entire site is down. (Example: No End Users can access the Product) • All Severity 1 items must be reported via email ticket and telephone call.	• Support Level: Emergency Support • Acknowledgment: 6 bus hours • Workaround: 12 bus hours • Resolution: 1 bus day

*Business Days = Monday – Friday.
**Business Hours = 9:00 a.m. – 5:00 p.m. ET

7. Cost of Services – Unless otherwise specified, all costs for the support services covered under this SLA are included in the fees associated with an applicable Product Exhibit.

Exhibit C

Initial setup and integration: $0 ($1500 Waived)

- Chatmeter will integrate Reseller into its Reseller Management Platform to support customer / location management, member management, ordering, and billing. This will include access to its own agency dashboard to manage customers in the Chatmeter platform. Due September 1, 2020

- Chatmeter will provide up to 10 hours of developer support time for integration. Additional charges may be applied upon request of the Reseller, and such charges must be approved in writing from both parties.

- **API ACCESS:** Chatmeter will work with Reseller to integrate with the Chatmeter API. API documentation will be provided and a point of contact for questions will be established.

- **I-FRAME:** Chatmeter will provide special customization to support an i-frame implementation. This will include removal of headers and footers for the content to fit within Reseller's existing customer dashboard.

- **SSO:** Chatmeter will work with Reseller to execute a single-sign on environment. In this option, Reseller customers will first log into their Reseller account like they do today and then Reseller will pass an authentication key to Chatmeter for authentication of the customer account. At that point, the Chatmeter system will display the corresponding data for that customer. The authentication will be a simple basic web-based post to a URL provided by Chatmeter over a high level of security during the passthrough using an https/socket layer based implementation.

Chatmeter API only service:

The parties anticipate that Reseller will complete the design and implementation of an application in which Reseller can retrieve data from the Chatmeter service directly and displaying it natively without framing in the Chatmeter tool. Chatmeter API will be included in the Chatmeter Service and Reseller will have access to the Chatmeter API for no additional monthly cost. Reseller will be required to abide by the terms and regulations outlined in Chatmeter's API Policy and License Terms of Use. Due to the nature of content being collected through the Chatmeter API and Chatmeter's relationships with content providers, Reseller must get initial approval from Chatmeter for the implementation of the data coming from the API and display of its content. This will include screen shots of the implementation and description of the use cases. Data/content supplied by Chatmeter will be displayed only to Reseller customers behind user authentication by Reseller (i.e.username/password login). Once Chatmeter has given initial approval, as long as user authentication is required, Chatmeter approval for additional or moderate changes in existing usage is not required.

Chatmeter API Service Pricing:

The Chatmeter Service and billing will begin on September 1st, 2020. Reseller must maintain a minimum of 1,000 locations. Upon each Anniversary Date, the pricing above will be increased by a standard 5% percent each year to support enhancements and continuous improvements to the Chatmeter Service, increased provider costs, and other ancillary cost increases for Chatmeter. A billing file with counts and associated services will be provided to Reseller as part of the billing fulfillment. Billing is for the effective month of service with a net 45 day payment term from the date of the Reseller receiving the invoice from Chatmeter. If the invoice has incorrect amounts or other discrepancies, both parties have 30 days from the date of the invoice to request a correction.

Example:

- September usage: Billed October 1, 2020, due November 15, 2020

Service Pricing is reflected in table below:

Location HQ (LHQ) ONLY	LHQ & Tier 1 Listings Management (T1LM)	LHQ & Chatmeter Listings Management (CLM)	Social Publishing
$4.50**	$6.50	$8.00	+$1.50*

*Social Publishing is not available on a standalone basis and must be combined with one other product for each location.

**If location count increases and remains above 10,000 locations by December 31, 2020, pricing for Location HQ will be $3.25 or $2.75 without Yelp.

Example:

Reseller has 1,200 locations with Chatmeter using the LHQ+T1LM product with Social Posting.

1,200 X $6.50 + 1,200 X $1.50 = $9,600/mo x 12 months = $115,200/year

Chatmeter Instant Audit Pricing:

Instant audits will cost $1 per location audit. Instant Audit cost may be substituted for active locations if Reseller is under minimum.